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                                  BORDEN, INC.

                              180 East Broad Street
                              Columbus, Ohio 43215

Borden, Inc. a New Jersey corporation, hereby guarantees the obligations of CCPC Acquisition Corp. and EG Two Acquisition Co. (and any of their permitted assignees or transferees pursuant to Section 1.1(d)(v) of the Agreement (as defined below), or any of their successors or other permitted assigns) under Articles I and II of the attached Agreement and Plan of Merger, dated August 5, 1999, between CCPC Acquisition Corp., EG Two Acquisition Co. and EKCO Group, Inc. (the "Agreement").


Dated as of August 5, 1999


                                   Borden, Inc.

                                   By:/s/ WILLIAM F. STOLL, JR.
                                      ------------------------------------------
                                   Name: William F. Stoll, Jr.
                                   Title: Senior Vice President